UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 1, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Vivint Solar, Inc.

File No. 333-198372 - CF#31315

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Vivint Solar, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on August 26, 2014, as amended.

Based on representations by Vivint Solar, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.13	through August 26, 2024
Exhibit 10.29	through August 26, 2024
Exhibit 10.29A	through August 26, 2024
Exhibit 10.30	through August 26, 2019
Exhibit 10.33	through August 26, 2024
Exhibit 10.33A	through August 26, 2024
Exhibit 10.34	through August 26, 2019
Exhibit 10.34B	through August 26, 2019
Exhibit 10.37	through August 26, 2024
Exhibit 10.38	through August 26, 2019
Exhibit 10.42	through August 11, 2017
Exhibit 10.44	through March 12, 2018
Exhibit 10.45	through March 12, 2018
Exhibit 10.46	through March 12, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary